                                                     EXHIBIT 12.1
                     AMERICAN EXPRESS COMPANY
   COMPUTATION IN SUPPORT OF RATIO OF EARNINGS TO FIXED CHARGES
                       (Dollars in millions)

                          Three Months            Years Ended December 31,
                         Ended March 31,
                             1996            1995      1994      1993       1992     1991
                             ----            ----      ----      ----       ----     ----
Earnings:
 Pretax income from
   continuing operations  $   565         $ 2,183   $ 1,891   $ 2,326    $   896   $  622
 Interest expense             554           2,343     1,925     1,776      2,171    2,761
 Other adjustments             31              95       103        88        196      142
                            -----          ------    ------    ------     ------   ------
Total earnings (a)        $ 1,150         $ 4,621   $ 3,919   $ 4,190    $ 3,263   $3,525
                           ------          ------    ------    ------     ------   ------

Fixed charges:
 Interest expense         $   554         $ 2,343   $ 1,925   $ 1,776    $ 2,171   $2,761
 Other adjustments             32             135       142       130        154      147
                           ------          ------    ------     ------    ------   ------
Total fixed charges (b)    $  586         $ 2,478   $ 2,067   $ 1,906    $ 2,325   $2,908
                           ------          ------    ------     ------    ------   ------
Ratio of earnings to
 fixed charges (a/b)         1.96            1.86      1.90      2.20       1.40     1.21

Included in interest expense in the above computation is interest expense related to the international banking operations of American Express Company (the "Company") and Travel Related Services' Cardmember lending activities, which is netted against interest and dividends and Cardmember lending net finance charge revenue, respectively, in the Consolidated Statement of Income.

For purposes of the "earnings" computation, other adjustments include adding the amortization of capitalized interest, the net loss of affiliates accounted for at equity whose debt is not guaranteed by the Company, the minority interest in the earnings of majority-owned subsidiaries with fixed charges, and the interest component of rental expense and subtracting undistributed net income of affiliates accounted for at equity.

For purposes of the "fixed charges" computation, other adjustments include capitalized interest costs and the interest component of rental expense.

On May 31, 1994, the Company completed the spin-off of Lehman Brothers through a dividend to American Express common shareholders. Accordingly, Lehman Brothers' results are reported as a discontinued operation and are excluded from the above computation for all periods presented. In March 1993, the Company reduced its ownership in First Data Corporation to approximately 22 percent through a public offering. As a result, beginning in 1993, FDC was reported as an equity investment in the above computation. In the fourth quarter of 1995, the Company's ownership was further reduced to approximately 10 percent as a result of shares issued by FDC in connection with a merger transaction. Accordingly, as of December 31, 1995, the Company's investment in FDC is accounted for as Investments - Available for Sale.

                                                     EXHIBIT 12.2
                     AMERICAN EXPRESS COMPANY
 COMPUTATION IN SUPPORT OF RATIO OF EARNINGS TO FIXED CHARGES AND
                     PREFERRED SHARE DIVIDENDS
                       (Dollars in millions)

                         Three Months               Years Ended December 31,
                        Ended March 31,
                            1996           1995        1994        1993       1992     1991
                            ----           ----        ----        ----       ----     ----
Earnings:
 Pretax income from
   continuing operations  $   565       $ 2,183     $ 1,891     $ 2,326    $   896  $   622
 Interest expense             554         2,343       1,925       1,776      2,171    2,761
 Other adjustments             31            95         103          88        196      142
                           ------        ------      ------      ------     ------   ------
Total earnings (a)        $ 1,150       $ 4,621     $ 3,919     $ 4,190    $ 3,263  $ 3,525
                           ------        ------      ------      ------     ------   ------
Fixed charges and
 preferred share
 dividends:
 Interest expense         $   554       $ 2,343     $ 1,925     $ 1,776    $ 2,171  $ 2,761
 Dividends on preferred
   shares                       6            24          50          66         65       61
 Other adjustments             32           135         142         130        154      147
                           ------        ------      ------      ------     ------   ------
Total fixed charges and
 preferred share
 dividends (b)            $   592       $ 2,502     $ 2,117     $ 1,972    $ 2,390  $ 2,969
                           ------        ------      ------      ------     ------   ------

Ratio of earnings to
 fixed charges and
 preferred share
 dividends (a/b)             1.94         1.85        1.85        2.12        1.37     1.19


Included in interest expense in the above computation is interest expense related to the international banking operations of American Express Company (the "Company") and Travel Related Services' Cardmember lending activities, which is netted against interest and dividends and Cardmember lending net finance charge revenue, respectively, in the Consolidated Statement of Income.

For purposes of the "earnings" computation, other adjustments include adding the amortization of capitalized interest, the net loss of affiliates accounted for at equity whose debt is not guaranteed by the Company, the minority interest in the earnings of majority-owned subsidiaries with fixed charges, and the interest component of rental expense and subtracting undistributed net income of affiliates accounted for at equity.

For purposes of the "fixed charges and preferred share dividends" computation, dividends on outstanding preferred shares have been increased to an amount representing the pretax earnings required to cover such dividend requirements. Other adjustments include capitalized interest costs and the interest component of rental expense.

On May 31, 1994, the Company completed the spin-off of Lehman Brothers through a dividend to American Express common shareholders. Accordingly, Lehman Brothers' results are reported as a discontinued operation and are excluded from the above computation for all periods presented. In March 1993, the Company reduced its ownership in First Data Corporation to approximately 22 percent through a public offering. As a result, beginning in 1993, FDC was reported as an equity investment in the above computation. In the fourth quarter of 1995, the Company's ownership was further reduced to approximately 10 percent as a result of shares issued by FDC in connection with a merger transaction. Accordingly, as of December 31, 1995, the Company's investment in FDC is accounted for as Investments - Available for Sale.